EXHIBIT 99.5
STOCK OPTION AGREEMENT
     This STOCK OPTION AGREEMENT (the “Agreement”) is made and entered into as of August 17, 2009 by and between the parties listed on Schedule A hereto as Optionees (“Optionees”), and Rudolf Gunnerman and Doris Gunnerman (“Stockholders”) shareholders of Sulphco, Inc., a Nevada corporation (the “Company”).
BACKGROUND
     A. The Optionees and Stockholder have entered into that certain Stock Purchase Agreement dated August 17, 2009 (“SPA”), pursuant to which Optionees are purchasing from Stockholders up to 814,500 shares of restricted Common Stock of the Company.
     B. Stockholders are the beneficial owners (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of at least the amount of shares of outstanding common stock of the Company (“Shares” or “Securities”) necessary to fulfill Stockholders’ obligations hereunder.
     C. Capitalized terms not otherwise defined herein shall have the meaning attributed to them in the SPA.
     NOW, THEREFORE, in consideration of the execution and delivery by Optionees of the Assignment and the mutual covenants, conditions and agreements herein contained, and intending to be legally bound, the parties hereto hereby agree as follows:
     1. Option.
          (a) Subject to the terms and conditions set forth in this Agreement, effective immediately, the Stockholders hereby grant to Optionees an option (the “Option”) to purchase up to 814,500 Shares (“Option Shares”) from the Stockholders (for each Optionee up to the Proportionate Amount set forth on Schedule A hereof), at a per share purchase price equal to One Dollar and ten cents ($1.10) per share (the “Purchase Price”).
          (b) Simultaneously with the execution of this Option Agreement, Stockholders will deliver the Option Shares into escrow with Grushko & Mittman, P.C., as escrow agent (“Escrow Agent”), pursuant to the form of escrow agreement attached hereto as Exhibit A. If at any time after the date of execution of this Agreement and during the term hereof, Stockholders receive any further shares of stock due to a stock split, or otherwise, with regard to the Option Shares, they shall immediately deliver those shares into escrow with the Escrow Agent.
          (c) The Option may be exercised by an Optionee as to its proportionate amount of the Option Shares in whole or in part commencing on the Closing Date and continuing through the one year anniversary of the Closing Date. There may be up to five exercises of the

Option by each Optionee. At the time of each partial exercise the Stockholders shall make a notation in their books and records as to the remaining portion of the Option subject to exercise.
          (d) In the event that an Optionee wishes to exercise the Option, it shall send to the Stockholders and Escrow Agent a written notice (the date of each such notice being herein referred to as a “Notice Date”) setting forth its irrevocable election to that effect, which notice also specifies a date not earlier than five (5) business days nor later than thirty (30) business days from the Notice Date for the closing of such purchase (an “Option Closing Date”). The place of any Option Closing shall be at the offices of Grushko & Mittman, P.C. at 551 Fifth Avenue, Suite 1601, New York, NY 10176, and the time of the Option Closing shall be 10:00 a.m. (New York Time) on the Option Closing Date.
          (e) At the Option Closing, an Optionee shall pay to the Stockholders by delivery to Escrow Agent in immediately available funds by wire transfer to the bank account designated in writing in the Escrow Agreement an amount equal to the Purchase Price. The terms of the Escrow Agreement shall govern mechanics for release of stock and funds and related matters.
          (f) At the Option Closing, upon delivery of immediately available funds as provided above, the Escrow Agent shall deliver: (i) to the Optionee a certificate or certificates representing the Option Shares to be purchased at such Option Closing (or, a certificate endorsed in blank) and registered on the books and records of the Company in Optionee’s name, which Securities shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever, and (ii) to Stockholders, the Purchase Price.
          (g) In the event of any change in the Common Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares or similar transaction, the type and number of Option Shares subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, so that Optionee shall receive upon exercise of the Option the number and class of shares or other securities or property together with any additional shares delivered to the Escrow Agent pursuant to Section 1(b) above that Optionee would have received if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.
     2. Termination. The right to exercise this Option shall terminate on the Termination Date. Notwithstanding the foregoing, if the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, the Option shall remain exercisable and shall not terminate until thirty (30) business day after such impediment shall have been removed. Notwithstanding the termination of the Option or this Agreement, Optionees shall be entitled to purchase the Securities if it has exercised the Option in accordance with the terms hereof prior to such termination and such termination shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

     3. Representations and Warranties of the Stockholders. The Stockholders hereby represent and warrant to Optionees as follows:
          (a) Due Authorization; Enforceability. The Stockholders have full power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Stockholders, and no other proceedings on the part of the Stockholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholders and constitutes a valid and binding agreement of the Stockholders, enforceable against such Stockholders in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and to general principles of equity.
          (b) Ownership of Securities: Voting Rights. The Stockholders have sole voting power with respect to the Option Shares. The Option Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding to which the Stockholders are a party restricting or otherwise relating to the voting, dividend rights or disposition of the Option Shares.
          (c) No Encumbrances. Upon the exercise of the Option and the delivery to an Optionee by Stockholders of a certificate or certificates, or other similar document, evidencing the Option Shares, Optionee will receive good, valid and marketable title to the Shares, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Optionees’ voting rights, charges and other encumbrances of any nature whatsoever (except any security interest created by Optionees).
          (d) No Conflicts. No authorization, consent or approval of any court or any public body or authority is necessary for the consummation by the Stockholders of the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Stockholders will not constitute a breach, violation or default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien or encumbrance upon any of the properties or assets of such Stockholders under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument to which such Stockholders are a party or by which his or her properties or assets are bound, other than breaches, violations, defaults, terminations, accelerations or creation of liens and encumbrances which, in the aggregate, would not materially impair the ability of such Stockholders to perform his or her obligations hereunder.
          (e) Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholders.
          (f) Legal Representation. Stockholders were provided with the opportunity to present this Agreement and related documentation to an attorney for review and have determined upon their own free will to not avail themselves of such right. They understand that the transaction contemplated by this Assignment is a sophisticated business and financial transaction, and they have the acumen and experience to review this Assignment and related documentation and to enter into the transactions set forth in the Assignment without the aid of counsel. They acknowledge that they have not relied upon the advice, judgment or counsel of attorneys for the Optionees and they waive any claims they may have against them arising out of this transaction
     4. Representations and Warranties of Optionees. Each Optionee represents warrants as follows:
          (a) Compliance with the Securities Act of 1933. The Optionee understands and agrees that the Option Shares have not been registered under the Securities Act of 1933 (“1933 Act”) or any applicable state securities laws, by reason of their issuance in a transaction that does not require registration under the 1933 Act (based in part on the accuracy of the representations and warranties of Optionee contained herein), and that Option Shares must be held indefinitely unless a subsequent disposition is registered under the 1933 Act or any applicable state securities laws or is exempt from such registration.
          (b) Status of Optionee. The Optionee is, and will be at the time of the exercise of the Option, an “accredited investor”, as such term is defined in Regulation D promulgated by the Commission under the 1933 Act, is experienced in investments and business matters, has made investments of a speculative nature and has purchased securities of United States publicly-owned companies in private placements in the past and, with its representatives, has such knowledge and experience in financial, tax and other business matters as to enable the Optionee to utilize the information made available by the Company to evaluate the merits and risks of and to make an informed investment decision with respect to the proposed purchase, which represents a speculative investment. The Optionee has the authority and is duly and legally qualified to purchase and own the Option Shares. The Optionee is able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof. The information set forth on the signature page hereto regarding the Optionee is accurate.
          (c) Restricted Securities. Optionee will not sell, offer to sell, assign, pledge, hypothecate or otherwise transfer any of the Option Shares unless pursuant to an effective registration statement under the 1933 Act, or unless an exemption from registration is available.
          (d) Upon exercise of the Option in whole or in part, the Option Shares issued shall bear the following or similar legend:
“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THESE SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO SULPHCO, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.”

     5. Stockholders Covenants. The Stockholders hereby covenant and agree as follows:
          (a) The Stockholders hereby agree, while this Agreement is in effect, and except as contemplated hereby, not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of (all of the foregoing, “Sell,” “Sold” or “Sale,” as the case may be), any of the Option Shares.
          (b) The Stockholders agree not to engage in any action or omit to take any action which would have the effect of preventing or disabling Stockholders from delivering the Option Shares to Optionees or otherwise performing its obligations under this Agreement.
          (c) The Stockholders are responsible for making any filings required to be made by him with all regulatory bodies arising from the transactions contemplated hereby.
     6. Miscellaneous.
          (a) Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses, except for the Legal Fees set forth in the SPA.
          (b) Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
          (c) Choice of Law and Venue; Jury Trial Waiver. This Assignment shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to principles of conflicts of law. STOCKHOLDERS AND OPTIONEES WAIVE ANY RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS ASSIGNMENT OR ANY TRANSACTION CONTEMPLATED HEREIN, INCLUDING CLAIMS BASED ON CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER COMMON LAW OR STATUTORY BASES. Each party hereby submits to the exclusive jurisdiction of the state and federal courts located in the County of New York, State of New York.
          (d) Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to Stockholders:	Rudolf Gunnerman
6601 Windy Hill Way
Reno, NV 89511
Fax: (775) 826-2727
Notice to either Rudolf Gunnerman or Doris Gunnerman shall be deemed notice to both of Rudolf Gunnerman and Doris Gunnerman.

If to Optionees:	To the one or more addresses and telecopier numbers indicated on Schedule A hereto

With a copy to:	Grushko & Mittman, P.C.
551 Fifth Avenue, Suite 1601
New York, New York 10176
Fax: (212) 697-3575
          (e) Assignment; Binding Effect; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment without the consent required pursuant to the preceding sentence shall be null and void. Subject to the second preceding sentence, this Agreement (including, without limitation, the obligations of the Stockholders under Section 1 and Section 2 hereof) shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. Notwithstanding the foregoing, any Optionee may assign this agreement to one or more of its affiliates.
          (f) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

          (g) Counterparts/Execution. This Agreement may be executed in any number of counterparts and by different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission and delivered by facsimile transmission.
          (h) Further Assurances. Each party hereto shall perform such further acts and execute such further documents as may reasonably be required to carry out the provisions of this Agreement.
          (i) Blocker. An Optionee shall not be entitled to purchase any shares of Common Stock pursuant to this Agreement if the sum of (i) the number of shares of Common Stock beneficially owned by the Optionee and its Affiliates on the Closing Date, and (ii) the number of shares of Common Stock purchasable on the Closing Date, would result in beneficial ownership by the Optionee and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Company on the Closing Date. For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Each Optionee, for itself only, shall have the authority and obligation to determine whether the restriction contained in this Section 4(c) will limit any purchases hereunder and to the extent that the Optionee determines that the limitation contained in this Section applies, the determination of the amount of shares of Common Stock purchasable by such Optionee hereunder shall be the responsibility and obligation of the such Optionee. Each Optionee for itself only, may increase the permitted beneficial ownership amount up to 9.99% upon and effective after 61 days prior written notice to Gunnerman. The Optionee may allocate which of the equity of the Company deemed beneficially owned by the Optionee shall be included in the 4.99% amount described above and which shall be allocated to the excess above 4.99%.
[Balance of Page Intentionally Left Blank]

     In Witness Whereof, the undersigned have executed this Stock Option Agreement as of the first date above written
STOCKHOLDERS

/s/ Rudolf Gunnerman RUDOLF GUNNERMAN	/s/ Doris Gunnerman DORIS GUNNERMAN
OPTIONEE
_____________________

SCHEDULE A TO STOCK OPTION AGREEMENT

Investors	Option Shares
Iroquois Master Fund Ltd. 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452	225,000
Iroquois Capital Opportunity Fund LP 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452	112,500
Scot Cohen 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452	64,500
Ellis International LP 20 East Sunrise HWY, Suite 302 Valley Stream NY, 11581 (516) 887-8990	165,000
Colman Abbe 641 Lexington Ave., 26th Floor, New York NY 10022 (212) 207-3452 Attn: Richard Abbe	22,500
Aaron Wolfson c/o Mayflower Oak LLC One State Street Plaza 29th floor New York NY 10004	75,000
Morris Wolfson c/o Mayflower Oak LLC One State Street Plaza 29th floor New York NY 10006	35,000
Eli Levitin c/o Mayflower Oak LLC One State Street Plaza 29th floor New York NY 10007	35,000
South Ferry #2 LP c/o Mayflower Oak LLC One State Street Plaza 29th floor New York NY 10008	35,000
Romano Ltd. 140, Birmensdorferstrasse Zurich, Switzerland 8003	22,500
Joshua Silverman 3 Pinecrest Avenue Scarsdale, NY 10583	22,500

Total	814,500